FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

               Notification of Election Pursuant to Rule 18f-1
                   Under the Investment Company Act of 1940

                     OPPENHEIMER MAIN STREET SMALL-CAP FUND
                     6803 S. Tucson Way, Englewood, CO 80112
               ------------------------------------------------
                         Name and Address of Registrant


                            NOTIFICATION OF ELECTION
                   ---------------------------------------

The undersigned registered, open-end, non-diversified, management investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record in accordance with the provisions of Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE
                              -----------------

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Englewood and the state of Colorado on the 7th day of June, 1999.

                                    OPPENHEIMER MAIN STREET SMALL-CAP FUND
                                    -----------------------------------
                                    Name of Registrant


                                    By:  /s/ Robert G. Zack
                                    ------------------------------

                                    Robert G. Zack, Assistant Secretary


ATTEST:


/s/ Katherine P. Feld
 ------------------------
Katherine P. Feld


847-N18F1.doc